Western Copper Corporation
(an exploration stage company)

Consolidated Financial Statements
SEPTEMBER 30, 2010
Unaudited – prepared by management

(expressed in Canadian dollars)

NOTICE TO READER:
These interim consolidated financial statements have not been reviewed by the Company's external auditors. These statements have been prepared by and are the responsibility of the Company’s management. This notice is being provided in accordance with National Instrument 51-102 - Continuous Disclosure Obligations.

WESTERN COPPER CORPORATION	CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	Unaudited – prepared by management

CONSOLIDATED BALANCE SHEETS

		September 30, 2010	December 31, 2009
Expressed in Canadian dollars		$	$

ASSETS	Note

CURRENT ASSETS
Cash and cash equivalents	-	1,728,272	3,436,131
Short-term investments .	4	2,000,441	10,231,048
Other receivables	-	191,747	83,833
Prepaid expenses	-	35,476	44,714

CURRENT ASSETS		3,955,936	13,795,726

RECLAMATION BOND	6a	80,300	80,300

PROPERTY AND EQUIPMENT	5	157,367	209,506

MINERAL PROPERTIES	6	84,307,328	72,790,644

ASSETS		88,500,931	86,876,176

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities	-	1,404,082	1,097,409

FUTURE INCOME TAX	-	12,472,501	9,661,846

LIABILITIES		13,876,583	10,759,255

SHAREHOLDERS’ EQUITY

SHARE CAPITAL	7	79,810,303	78,252,251
CONTRIBUTED SURPLUS	-	24,981,831	25,921,463
DEFICIT	-	(30,167,786)	(28,056,793)

SHAREHOLDERS’ EQUITY		74,624,348	76,116,921

LIABILITIES + SHAREHOLDERS’ EQUITY		88,500,931	86,876,176

Commitments	10

Approved by the Board of Directors

“Robert Gayton”	“Dale Corman”
Director	Director

WESTERN COPPER CORPORATION	CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	Unaudited – prepared by management

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

	Three months ended		Nine months ended
	September 30,		September 30,
	2010	2009	2010	2009
Expressed in Canadian dollars	$	$	$	$

ADMINISTRATIVE EXPENSES
Accounting and legal	37,593	61,708	138,778	159,129
Filing and regulatory fees	11,414	16,634	76,330	66,073
Office and administration	443,662	376,804	1,575,116	1,317,804
Shareholder communication	91,274	113,382	362,729	270,775

LOSS BEFORE OTHER ITEMS	583,943	568,528	2,152,953	1,813,781

OTHER ITEMS
Foreign exchange	1,187	2,934	1,305	10,543
Interest income	(11,411)	(62,340)	(43,265)	(197,839)

LOSS AND COMPREHENSIVE LOSS	573,719	509,122	2,110,993	1,626,485

BASIC AND DILUTED LOSS PER SHARE	0.01	0.01	0.03	0.02

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	81,876,740	76,387,297	80,528,493	74,021,527

WESTERN COPPER CORPORATION	CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	Unaudited – prepared by management

CONSOLIDATED STATEMENTS OF CASH FLOW

		Three months ended		Nine months ended
		September 30,		September 30,
		2010	2009	2010	2009
Expressed in Canadian dollars		$	$	$	$

Cash flows provided by (used in)	Note

OPERATING ACTIVITIES

Loss for the period	-	(573,719)	(509,122)	(2,110,993)	(1,626,485)

ITEMS NOT AFFECTING CASH
Amortization	-	2,309	4,336	11,108	29,000
Stock-based compensation	9	99,080	70,551	301,584	245,035
Donation of common shares	7b	-	-	117,900	-
ITEMS NOT AFFECTING CASH		101,389	74,887	430,592	274,035

Change in non-cash working capital items	-	106,382	(249,355)	(152,128)	(303,451)

OPERATING ACTIVITIES		(365,948)	(683,590)	(1,832,529)	(1,655,901)

FINANCING ACTIVITIES

Issuance of common shares and warrants	-	-	4,000,000	-	4,000,000
Share issuance costs	7b	-	(355,320)	(2,217)	(355,320)
Exercise of warrants	8a	-	-	2,455,000	-
Exercise of stock options	8b	11,880	16,666	464,643	16,666

FINANCING ACTIVITIES		11,880	3,661,346	2,917,426	3,661,346

INVESTING ACTIVITIES

Net proceeds from short-term investments	-	4,001,915	-	8,230,607	-
Mineral property expenditures	-	(4,150,973)	(2,179,248)	(11,023,363)	(3,449,285)

INVESTING ACTIVITIES		(149,058)	(2,179,248)	(2,792,756)	(3,449,285)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(503,126)	798,508	(1,707,859)	(1,443,840)

CASH AND CASH EQUIVALENTS – BEGINNING		2,231,398	2,794,856	3,436,131	5,037,204

CASH AND CASH EQUIVALENTS – ENDING		1,728,272	3,593,364	1,728,272	3,593,364

WESTERN COPPER CORPORATION	CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	Unaudited – prepared by management

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Number of	Share	Contributed	Deficit	Shareholders’
	Shares	Capital	Surplus		Equity
Expressed in Canadian dollars		$	$	$	$

DECEMBER 31, 2008	72,819,036	71,951,130	22,698,985	(26,196,636)	68,453,479

Private placement – July 10	4,000,000	4,000,000	-	-	4,000,000
Issuance costs	-	(355,320)	-	-	(355,320)
Agent warrants	-	(114,960)	114,960	-	-
Investor warrants	-	(813,200)	813,200	-	-
Private placement – December 4	2,150,000	5,375,000	-	-	5,375,000
Issuance costs	-	(421,102)	-	-	(421,102)
Agent warrants	-	(89,440)	89,440	-	-
Investor warrants	-	(1,848,495)	1,848,495	-	-
Exercise of warrants	201,000	251,250	-	-	251,250
Transfer of value on exercise of warrants	-	96,279	(96,279)	-	-
Exercise of stock options	105,000	106,583	-	-	106,583
Transfer of value on exercise of stock options	-	114,526	(114,526)	-	-
Stock-based compensation	-	-	567,188	-	567,188
Loss and comprehensive loss	-	-	-	(1,860,157)	(1,860,157)

DECEMBER 31, 2009	79,275,036	78,252,251	25,921,463	(28,056,793)	76,116,921

Donation of common shares	90,000	117,900	-	-	117,900
Issuance costs	-	(2,217)	-	-	(2,217)
Future income tax liability recorded pursuant to 2009 flow- through financings (note 7c)	-	(2,810,655)	-	-	(2,810,655)
Exercise of warrants	1,964,000	2,455,000	-	-	2,455,000
Transfer of value on exercise of warrants	-	801,386	(801,386)	-	-
Exercise of stock options	553,300	464,643		-	464,643
Transfer of value on exercise of stock options	-	531,995	(531,995)	-	-
Stock-based compensation	-	-	393,749		393,749
Loss and comprehensive loss	-	-	-	(2,110,993)	(2,110,993)

SEPTEMBER 30, 2010	81,882,336	79,810,303	24,981,831	(30,167,786)	74,624,348

WESTERN COPPER CORPORATION	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	Unaudited – prepared by management

1.	NATURE OF OPERATIONS

Western Copper Corporation (“Western Copper” or the “Company”) is a mineral exploration company with a primary focus of advancing its mineral properties towards production. All of Western Copper’s mineral properties are located in Canada.

The accompanying financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. To date, the Company has not earned any production revenue. The recoverability of the amounts shown for mineral property assets is dependent upon the existence of economically recoverable reserves and the Company’s ability to secure and maintain title and beneficial interest in the properties, to obtain the necessary financing to continue the exploration and future development of the properties, or to realize the carrying amount through a sale.

2.	BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for the preparation of interim statements. Accordingly, these interim statements do not contain all the information required for annual financial statements and should be read in conjunction with the audited annual consolidated financial statements of Western Copper Corporation as at, and for the year ended, December 31, 2009. These consolidated financial statements follow the same accounting policies and methods of application as the December 31, 2009 audited annual consolidated financial statements of Western Copper Corporation, except as described in note 3.

3.	CHANGE IN ACCOUNTING POLICIES

The Company has elected to adopt the following standards effective January 1, 2010 so that its accounting policies are more closely aligned with International Financial Reporting Standards during the year ending December 31, 2010.

	a.	Business combinations

Section 1582, Business Combinations, replaces Section 1581, Business Combinations and establishes standards for the accounting for business combinations. It provides the Canadian equivalent to International Financial Reporting Standard IFRS 3, Business Combinations. The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period after adoption. The adoption of this standard had no effect on the Company’s financial statements.

	b.	Consolidated financial statements and non-controlling interests

Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests, replace Section 1600, Consolidated Financial Statements. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of International Financial Reporting Standard IAS27, Consolidated and Separate Financial Statements. The adoption of this standard had no effect on the Company’s financial statements.

WESTERN COPPER CORPORATION	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	Unaudited – prepared by management

4.	SHORT-TERM INVESTMENTS

	September 30, 2010	December 31, 2009
Expressed in Canadian dollars	$	$

Guaranteed Investment Certificates	2,000,000	10,225,000
Accrued interest	441	6,048

SHORT-TERM INVESTMENTS	2,000,441	10,231,048

Short-term investments consist of Guaranteed Investment Certificates held with Canadian chartered banks. All certificates are redeemable in full or in portion at the Company’s option without penalty. Interest is paid on amounts redeemed subsequent to 30 days from the date of acquisition of the investment.

5.	PROPERTY AND EQUIPMENT

	September 30, 2010
	Cost	Accumulated	Net book
		amortization	Value
Expressed in Canadian dollars	$	$	$

Computer equipment	69,634	69,634	-
Field equipment	273,534	123,092	150,442
Furniture and office equipment	24,486	24,486	-
Leasehold improvements	63,203	63,203	-
Vehicles	27,699	20,774	6,925

PROPERTY AND EQUIPMENT	458,556	301,189	157,367

	December 31, 2009
	Cost	Accumulated	Net book
		amortization	value
Expressed in Canadian dollars	$	$	$

Computer equipment	69,634	67,461	2,173
Field equipment	273,534	82,061	191,473
Furniture and office equipment	24,486	22,475	2,011
Leasehold improvements	63,203	63,203	-
Vehicles	27,699	13,850	13,849

PROPERTY AND EQUIPMENT	458,556	249,050	209,506

WESTERN COPPER CORPORATION	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	Unaudited – prepared by management

6.	MINERAL PROPERTIES

		Canada
	Yukon		British	Northwest
			Columbia	Territories
	Carmacks	Casino	Island Copper	Redstone	TOTAL
Expressed in Canadian dollars	$	$	$	$	$

DECEMBER 31, 2008	14,645,143	20,821,505	18,088,325	12,147,609	65,702,582

Advance royalty	100,000	-	-	-	100,000
Claims maintenance	4,408	10,363	-	40,199	54,970
Detailed engineering	93,945	-	-	-	93,945
Engineering studies	1,470	112,991	-	-	114,461
Exploration	-	3,711,996	(331,310)	161,970	3,542,656
Future income tax	42,427	46,434	-	3,767	92,628
Permitting	673,916	1,652,334	-	2,162	2,328,412
Reclamation obligation	80,300	-	-	-	80,300
Salary and wages	215,625	224,775	-	22,500	462,900
Stock-based compensation	98,997	108,346	-	10,447	217,790

DECEMBER 31, 2009	15,956,231	26,688,744	17,757,015	12,388,654	72,790,644

Advance royalty	100,000	-	-	-	100,000
Claims maintenance	210	7,095	-	29,768	37,073
Detailed engineering	54,503	-	-	-	54,503
Engineering studies	-	869,917	-	-	869,917
Exploration	-	6,142,835	15,475	251,246	6,409,556
Permitting	634,980	3,018,510	-	-	3,653,490
Salary and wages	126,707	173,273	-	-	299,980
Stock-based compensation	30,565	61,600	-	-	92,165

SEPTEMBER 30, 2010	16,903,196	36,961,974	17,772,490	12,669,668	84,307,328

a.	Carmacks (100% - Yukon, Canada)

The Carmacks Copper Project is an oxide copper deposit that is located in Yukon, Canada.

In 2001, the Carmacks Copper Project was written down to its estimated fair value based on feasibility study information available and what management believed the property could be sold for at that time. In April 2007, Western Copper released the results of its updated feasibility study on the Carmacks Copper Project.

Western Copper expensed all ongoing costs related to exploration of the Carmacks Copper Project prior to the release of the results of the updated feasibility study. Since the release of the feasibility study, the Company has been capitalizing costs incurred on the project.

WESTERN COPPER CORPORATION	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	Unaudited – prepared by management

In April 2009, the Company obtained the Quartz Mining License relating to the Carmacks Copper Project. As a result, Western Copper was required to provide security in the amount of $80,300 representing the estimated reclamation cost for work performed to date on the property. The Company holds a Guaranteed Investment Certificate in this amount in safekeeping for the Yukon Government. The security will be released once Western Copper performs its obligations pursuant to the Quartz Mining License. The estimated cost of reclamation has been accrued as a current liability and has been capitalized to the Carmacks Copper Project.

Any production from the Carmacks Copper Project is subject to either a 15% net profits interest or a 3% net smelter royalty, at Western Copper’s election. If Western Copper elects the net smelter royalty, it has the right to purchase the royalty for $2.5 million, less any advance royalty payments made to that date. The Company is required to make an advance royalty payment of $100,000 in any year in which the average daily copper price reported by the London Metal Exchange is US$1.10 per pound or greater. As at September 30, 2010, Western Copper has made $700,000 in advance royalty payments.

b.	Casino (100% - Yukon, Canada)

The Casino porphyry copper-gold-molybdenum property is located in west-central Yukon. The results of the pre-feasibility study were announced in June 2008.

Should it make a production decision, Western Copper is required to make a cash payment of $1 million. Production on the claims is also subject to a 5% net profits interest.

c.	Island Copper/Hushamu (100% - British Columbia, Canada)

The Island Copper property consists of three blocks of mineral claims located on northern Vancouver Island. The mineral claim blocks are referred to as the Hushamu claims, the Apple Bay claims, and the Rupert Block.

Should a production decision be made on the Hushamu claims, Western Copper is required to make a cash payment of $1 million to an unrelated third party within 60 days of the production decision. These mineral claims are also subject to a 10% net profits interest.

Should a production decision be made on the Apple Bay claims, Western Copper is required to pay $800,000 in cash or in Western Copper stock to the previous owner of the claims. The payment method is at the election of Western Copper. The previous owner also maintains the right to explore for non-metallic minerals on the Apple Bay claims.

d.	Redstone (100% - Northwest Territories, Canada)

The Redstone property comprises five mining leases and 16 mineral claims.

Should production be achieved, the five mining leases are subject to a net smelter royalty of between 3-4% depending on the monthly average of the final daily spot price of copper reported on the New York Commodities Exchange relating to each production month, as follows:

• 3% if the price is less than, or equal to US$0.75 per pound;
• 3.5% if the price is greater than US$0.75 per pound, but less than or equal to US$1.00 per pound; and
• 4% if the price is greater than US$1.00 per pound.

WESTERN COPPER CORPORATION	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	Unaudited – prepared by management

7.	SHARE CAPITAL

a.	Share capital

Authorized	Unlimited Class A voting shares with a par value of $0.00001
Unlimited common shares without par value
Unlimited number of preferred shares without par value

Issued and outstanding	81,882,336 common shares

b.	Donation of common shares

On February 19, 2010, Western Copper issued and donated 90,000 common shares to the University of British Columbia. The Company calculated the fair value of the common shares based on the market price of the common shares on the issuance date. On February 19, 2010, the closing price was $1.31 per common share. Western Copper recorded a total of $117,900 as a donation expense. This amount, less issuance costs, was credited to share capital.

c.	Financing

On July 10, 2009, Western Copper issued 4,000,000 units at a price of $1.00. Each unit comprised of one flow- through common share of the Company and one-half of one warrant. Each whole warrant (“investor warrant”) is exercisable for one non flow-through common share of the Company at a price of $1.25 per common share and expires three years following closing. If, commencing on the date that is four months plus one day following the closing of the transaction, the weighted average trading price of the Company’s common shares is at a price equal to or greater than $2.00 for a period of twenty trading days, the Company has the right to accelerate the expiry date of the investor warrants by giving thirty days written notice to the holder.

The agent received a cash commission equal to 6.0% of the gross proceeds and that number of warrants (“agent warrants”) which is equal to 6.0% of the number of units sold. Each agent warrant is exercisable for one non flow-through common share of the Company at a price of $1.25 per common share and expires two years following closing. If, commencing on the date that is four months plus one day following the closing of the transaction, the weighted average trading price of the Company’s common shares is at a price equal to or greater than $1.75 for a period of fifteen consecutive trading days, the Company has the right to accelerate the expiry date of the agent’s warrants by giving thirty days written notice to the agent.

The fair value assigned to the agent warrants is $114,960. The fair value was calculated using the Black- Scholes option pricing model on the closing date of the transaction based on the following assumptions:

Expected stock price volatility	110%
Expected term, in years	2.0
Average risk-free interest rate	1.33%
Expected dividend yield	-

The fair value of the investor warrants was calculated on the closing date of the transaction by using the Black-Scholes option pricing model based on the following assumptions:

Expected stock price volatility	127%
Expected term, in years	3.0
Average risk-free interest rate	1.33%
Expected dividend yield	-

WESTERN COPPER CORPORATION	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	Unaudited – prepared by management

On July 10, 2009, the closing price was $0.85 per common share.

	Total	Common	Investor
		shares	warrants
Expressed in Canadian dollars	$	$	$

Calculated fair value	4,417,800	3,400,000	1,017,800
Proportional share of calculated fair value		77%	23%

Gross proceeds	4,000,000	3,078,455	921,545
Share issuance costs (including agent warrants)	(470,280)	(361,935)	(108,345)

NET AMOUNT ALLOCATED	3,529,720	2,716,250	813,200

On December 4, 2009, Western Copper issued 2,150,000 units at a price of $2.50. Each unit was comprised of one flow-through common share of the Company and one warrant (“investor warrant”). Each warrant is exercisable for one non flow-through common share of the Company at a price of $2.60 per common share and expires three years following closing. If, commencing on the date that is four months plus one day following the closing of the transaction, the weighted average trading price of the Company’s common shares is at a price equal to or greater than $5.00 for twenty consecutive trading days, the Company has the right to accelerate the expiry date of the investor warrants by giving thirty days written notice to the holder.

The agent received a cash commission equal to 6.0% of the gross proceeds and that number of warrants (“agent warrants”) which is equal to 4.0% of the number of units sold. Each agent warrant is exercisable for one non flow-through common share of the Company at a price of $2.50 per common share and expires two years following closing. If, commencing on the date that is four months plus one day following the closing of the transaction, the weighted average trading price of the Company’s common shares is at a price equal to or greater than $4.00 for a period of fifteen consecutive trading days, the Company has the right to accelerate the expiry date of the agent’s warrants by giving thirty days written notice to the agent.

The fair value assigned to the agent warrants was $89,440. The fair value was calculated using the Black-Scholes option pricing model on the closing date of the transaction based on the following assumptions:

Expected stock price volatility	132%
Expected term, in years	2.0
Average risk-free interest rate	1.27%
Expected dividend yield	-

The fair value of the investor warrants was calculated on the closing date of the transaction by using the Black-Scholes option pricing model based on the following assumptions:

Expected stock price volatility	114%
Expected term, in years	3.0
Average risk-free interest rate	1.73%
Expected dividend yield	-

WESTERN COPPER CORPORATION	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	Unaudited – prepared by management

On December 4, 2009, the closing price was $1.76 per common share.

	Total	Common	Investor
		shares	warrants
Expressed in Canadian dollars	$	$	$

Calculated fair value	6,127,500	3,784,000	2,343,500
Proportional share of calculated fair value		62%	38%

Gross proceeds	5,375,000	3,332,500	2,042,500
Share issuance costs (including agent warrants)	(510,542)	(316,537)	(194,005)

NET AMOUNT ALLOCATED	4,864,458	3,015,963	1,848,495

Western Copper renounced the flow-through expenditures related to the 2009 financings in January and February 2010. Upon renunciation, the Company recorded a future income tax liability of $2,810,655. This amount was also debited to share capital.

8.	WARRANTS AND STOCK OPTIONS

	a.	Warrants

On May 7, 2010, the Company accelerated the expiry of the investor warrants issued as part of the July 10, 2009 financing to June 7, 2010.

A summary of the Company’s warrants outstanding at September 30, 2010 and the changes for the period then ended, is presented below:

	Number of	Weighted average
	warrants	exercise price
Expressed in Canadian dollars		$

DECEMBER 31, 2009	4,275,000	1.95

Exercised	(1,964,000)	1.25
Expired	(75,000)	1.25

SEPTEMBER 30, 2010	2,236,000	2.60

Warrants outstanding at September 30, 2010 are as follows:

Warrants outstanding,	Number of	Weighted average	Average remaining
by exercise price	warrants	exercise price	contractual life
Expressed in Canadian dollars		$	years
$2.50	86,000	2.50	1.18
$2.60	2,150,000	2.60	2.18
SEPTEMBER 30, 2010	2,236,000	2.60	2.14

WESTERN COPPER CORPORATION	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	Unaudited – prepared by management

b.	Stock options

Based on the Company’s Stock Option Plan, the Company may issue stock options for the purchase of up to 10% of issued capital. The exercise price of the stock options shall be greater than, or equal to, the market value of the Company’s common shares on the last trading day immediately preceding the date of grant. Stock options vest over a two year period from the date of grant unless otherwise determined by the directors. The maximum stock option term is 10 years. At September 30, 2010, the Company could issue an additional 3,934,899 stock options. Of the total stock options outstanding at September 30, 2010, 60,000 are inherited in connection with a previous acquisition. These stock options are not considered when calculating the total number of stock options available for grant under the Company’s Stock Option Plan.

A summary of the Company’s stock options outstanding at September 30, 2010 and the changes for the period then ended, is presented below:

	Number of	Weighted average
	Stock options	exercise price
Expressed in Canadian dollars		$

DECEMBER 31, 2009	4,136,834	1.39

Granted	870,000	0.98
Exercised	(553,300)	0.84
Cancelled	(40,200)	0.60
Expired	(100,000)	1.50

SEPTEMBER 30, 2010	4,313,334	1.39

Stock options outstanding at September 30, 2010 are as follows:

Stock options outstanding,	Number of	Weighted average	Average remaining
by exercise price	stock options	exercise price	contractual life
Expressed in Canadian dollars		$	years

$0.36 - 0.97	1,495,000	0.73	3.99
$1.25 – 1.39	933,334	1.27	1.85
$1.88 – 2.02	1,885,000	1.96	1.28

SEPTEMBER 30, 2010	4,313,334	1.39	2.34

Of the total stock options outstanding, 2,948,117 are vested and exercisable at September 30, 2010. The weighted average exercise price of vested stock options is $1.59 and the average remaining contractual life is 1.40 years.

WESTERN COPPER CORPORATION	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	Unaudited – prepared by management

9.	STOCK-BASED COMPENSATION

Stock-based compensation has been allocated to the following line items:

	Three months ended		Nine months ended
	September 30,		September 30,
	2010	2009	2010	2009
Expressed in Canadian dollars	$	$	$	$

STATEMENT OF LOSS

ADMINISTRATIVE EXPENSES
Office and administration	109,716	55,789	297,832	204,600
Shareholder communication	(10,636)	14,762	3,752	40,435
	99,080	70,551	301,584	245,035

BALANCE SHEET

MINERAL PROPERTIES
Carmacks	5,610	21,669	30,565	77,297
Casino	34,055	25,540	61,600	84,741
Redstone	-	-	-	10,447
	39,665	47,209	92,165	172,485

STOCK-BASED COMPENSATION	138,745	117,760	393,749	417,520

The Company last granted stock options to employees, directors, and consultants on July 16, 2010. The stock options granted on July 16, 2010 have an exercise price of $0.86 per common share. The fair value assigned to the stock options is $448,430.

On March 30, 2010, Western Copper granted 100,000 stock options to a director at $1.90 per common share. The fair value assigned to the stock options was $149,335.

The fair value of stock options granted in 2010 was calculated using the Black-Scholes option pricing model and the following assumptions:

ASSUMPTION	July 16, 2010	March 30, 2010

Expected stock price volatility	118%	107%
Expected option term, in years	2.73	5.0
Average risk-free interest rate	1.82%	2.92%
Expected dividend yield	-	-

WESTERN COPPER CORPORATION	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	Unaudited – prepared by management

10.	COMMITMENTS

The Company has an agreement to lease office space in Vancouver, British Columbia until May 31, 2014. The total amount of payments remaining during the course of the agreement as at September 30, 2010 is $676,013. Of this amount, $181,079 is due within the next twelve months.

The Company has an agreement to lease office space in the Whitehorse, Yukon until December 31, 2011. The total amount of payments remaining during the course of the agreement as at September 30, 2010 is $34,089. Of this amount, $27,271 is due within the next twelve months.

Mineral property commitments are described in note 6.

11.	SEGMENTED INFORMATION

	a.	Industry information

The Company operates in one reportable operating segment: the acquisition, exploration, and future development of resource properties.

	b.	Geographic information

All interest is earned in Canada. All assets are held in Canada.

12.	CAPITAL MANAGEMENT

The Company is in the exploration stage and its principal source of funds is the issuance of common shares. The Company considers capital to be equity attributable to common shareholders, comprised of share capital, contributed surplus, and deficit. It is the Company's objective to safeguard its ability to continue as a going concern so that it can continue to explore and develop its projects.

Western Copper manages its capital structure based on the funds available for its operations and makes adjustments for changes in economic conditions, capital markets and the risk characteristics of the underlying assets. To maintain its objectives, the Company may attempt to issue new shares, seek debt financing, acquire or dispose of assets or change the timing of its planned exploration and development projects. There is no assurance that these initiatives will be successful.

To facilitate the management of its capital, Western Copper prepares annual expenditure budgets and updates them as necessary, depending on various factors, many of which are beyond the Company's control. The Board of Directors approves all annual budgets and subsequent updates.

The Company monitors its cash position and its short-term investments on a regular basis to determine whether sufficient funds are available to meet its short-term and long-term corporate objectives. The Company also seeks to provide liquidity and limit credit risk by acquiring investments that are guaranteed by the Canadian government or by a Canadian chartered bank and that are redeemable in portion or in full at the Company's option without penalty.

There was no change in the Company's approach to capital management during the period.

Western Copper has no debt and does not pay dividends.

Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

WESTERN COPPER CORPORATION	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	Unaudited – prepared by management

13.	FINANCIAL INSTRUMENT RISK

The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework. The Company has exposure to credit, liquidity, currency, interest rate and market risks from the use of financial instruments. Financial instruments consist of cash and cash equivalents, short-term investments, other receivables, reclamation bonds, and accounts payable and accrued liabilities.

	a.	Market risk

The Company has no regular cash inflow from its operating activities. Its principal source of funds is the issuance of common shares. It uses the capital raised from the issuance of its common shares to explore and develop its mineral properties. The Company's common shares are publicly traded. As such, the price of its common shares is susceptible to factors beyond management's control including, but not limited to, fluctuations in commodity prices and foreign exchange rates and changes in the general market outlook. Should Western Copper require funds during a time when the price of its common shares is depressed, it may be required to accept significant dilution to maintain enough liquidity to continue operations.

	b.	Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they come due. The Company uses cash forecasts to ensure as far as possible that there is sufficient cash on hand to meet short- term business requirements. Cash is invested in highly liquid investments which are available to discharge obligations when they come due. The Company does not maintain a line of credit.

	c.	Credit risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and short-term investments. To limit its credit risk, the Company uses a restrictive investment policy. It deposits cash and cash equivalents in Canadian chartered banks and purchases short-term investments that are guaranteed by the Canadian government or by Canadian chartered banks. Credit risk exposure on cash and cash equivalents is considered negligible.

	d.	Currency risk

Western Copper raises funds in Canadian dollars. The majority of the Company's expenditures are incurred in Canadian dollars. To limit its exposure to currency risk, the Company maintains the majority of its cash and cash equivalents in Canadian dollars. The Company did not have a material amount of financial instruments denominated in foreign currencies as at September 30, 2010 or December 31, 2009.

	e.	Interest rate risk

The Company is exposed to interest rate risk on its cash and cash equivalents and its short-term investments. Generally, the Company's interest income will be reduced during sustained periods of lower interest rates as higher yielding cash equivalents and short-term investments mature and the proceeds are invested at lower interest rates. Changes in interest rates do not have a material effect on the Company's results of operations or on the fair value of the investments.